                                                                    EXHIBIT 99.2


                            SUMMARY PLAN DESCRIPTION

                                     FOR THE

                          SUN BANCORP, INC. 401(k) PLAN

                                TABLE OF CONTENTS


(1) General ....................................................................       1

(2) Identification of Plan .....................................................       1

(3) Type of Plan ...............................................................       1

(4) Plan Administrator .........................................................       1

(5) Trustee/Trust Fund .........................................................       2

(6) Hours of Service ...........................................................       2

(7) Employer's Contribution ....................................................       3

(8) Eligibility to Participation ...............................................       5

(9) Employee Contribution ......................................................       6

(10) Vesting in Employer Contributions .........................................       6

(11) Payment of benefits After Termination of Employment .......................       8

(12) Payment of Benefits Prior to Termination of Employment ....................       9

(13) Disability Benefits .......................................................      10

(14) Payment of Benefits upon Death ............................................      10

(15) Disqualification of Participant Status - Loss or Denial of Benefits .......      10

(16) Claims Procedure ..........................................................      11

(17) Retired Participant, Separated Participant with Vested Benefit,
      Beneficiary Receiving Benefits ...........................................      11

(18) Participant's Rights under ERISA ..........................................      11

(19) Federal Income Taxation of Benefits Paid ..................................      12

(20) Participant Loans .........................................................      12

                            SUMMARY PLAN DESCRIPTION

(1) GENERAL. The legal name, address and Federal employer identification number of the Employer are:


         SUN BANCORP, INC.
         2-16 South Market Street
         Selinsgrove, PA 17870
         23-2233584

The employer has established a retirement plan ("Plan") to supplement your income upon retirement. In addition to retirement benefits, the Plan may provide benefits in the event of your death or disability or in the event of your termination of employment prior to normal retirement. If after reading this summary you have any questions, please ask the Plan Administrator. We emphasize this summary plan description is a highlight of the more important provisions of the Plan. If there is a conflict between a statement in this summary plan description and in the Plan, the terms of the Plan control.

(2) IDENTIFICATION OF PLAN. The Plan is known as -

         SUN BANCORP, INC. 401(k)

The Employer has assigned 002 as the Plan identification number. The plan year is the period on which the Plan maintains its records: January 1 through December 31.


(3) TYPE OF PLAN. The Plan is commonly known as a 401(k) plan. Section(8), "Employer Contributions," explains how you share in the Employer's annual contributions to the trust fund and the extent to which the Employer has an obligation to make annual contributions to the trust fund.

Under this Plan, there is no fixed dollar amount of retirement benefits. Your actual retirement benefit will depend on the amount of your account balance at the time of retirement. Your account balance will reflect the annual allocations, the period of time you participate in the Plan and the success of the Plan in investing and reinvesting the assets of the trust fund. Since the Plan does not provide a fixed and determinable retirement benefit, the governmental agency known as the Pension Benefit Guarantee Corporation (PBGC) which insures such benefits, does not include this Plan within its insurance program.

(4) PLAN ADMINISTRATOR. The Administrative Committee, as appointed by the Employer, is the Plan Administrator. The Administrative Committee has the responsibility for making all discretionary determinations under the Plan and for giving distribution directions to the Trustee. The members of the Administrative Committee may change from time to time. You may obtain the names of the current members of the Administrative Committee from the Plan Administrator.

         SUN BANCORP, INC.
         Administrative Committee
         2-16 S. Market Street
         Selinsgrove, PA 17870        (570) 374-1131

The Employer has designated The Director of Human Resources to assist the Employer with the duties of Plan Administrator. You may contact the Director of Human Resources at the Employer's address. The Plan Administrator is responsible for providing you and other participants information regarding your rights and benefits under the Plan. The Plan Administrator also has the primary authority for filing the various reports, forms and returns with the Department of Labor and the Internal Revenue Service.

The name of the person designated as agent for service of legal process and the address where a processor may serve legal process upon the Plan are -

         President of Employer
         SUN BANCORP, INC.
         2-16 South Market Street
         Selinsgrove, PA 17870

A legal processor may also serve the Trustee of the Plan or the Plan Administrator.

(5) TRUSTEE/TRUST FUND.  The Employer has appointed  -

         Snyder County Trust Company
         2-16 South Market Street
         Selinsgrove, PA 17870

to hold the office of Trustee. The Trustee will hold all amounts the Employer contributes to it in a trust fund. Upon the direction of the Administrative Committee, the Trustee will make all distribution and benefit payments from the trust fund to participants and beneficiaries. The Trustee will maintain trust fund records on a plan year basis.

(6) HOURS OF SERVICE. The Plan and this summary plan description include references to hours of service. To become eligible to participate in the Plan, to advance on the vesting schedule or to share in the allocation of Employer contributions for a plan year, the Plan requires you to complete a minimum number of hours of service during a specified period. The sections covering eligibility to participate, vesting and employer contributions explain this aspect of the Plan in the context of those topics. However, hour of service has the same meaning for all purposes of the Plan.

The Department of Labor, in its regulations, has prescribed various methods under which the Employer may credit hours of service. The Employer has selected the "actual" method for crediting hours of service. Under the actual method, you will receive credit for each hour for which the Employer pays you, directly or indirectly, or for which you are entitled to payment, for the performance of your employment duties. You also will receive credit for certain hours during which you do not work if the Employer pays you for those hours, such as paid vacation.

If an employee's absence from employment is due to maternity or paternity leave, the employee will receive credit for unpaid hours of service related to his leave, not to exceed 501 hours. The Administrative Committee will credit these hours of service to the first period during which the employee otherwise would incur a 1-year break in service as a result of the unpaid absence.

The Employer is a member of a related group of business organizations. The law treats all members of this related group as a single employer for purposes of crediting hours of service. If you work (other hours) for more than one member of the related group, you will receive hours of service credit under this Plan to the same extent as if you had worked the other hours for the Employer. However, for purposes of allocating Employer contributions and forfeitures, the Plan takes into account only the compensation you receive from the contributing Employer(s).

(7) EMPLOYER'S CONTRIBUTIONS. Under the plan, there are three types of employer contributions. They are defined as follows:

EMPLOYER'S ELECTIVE CONTRIBUTION - this is the amount that the participants determine to have their salary reduced by and contributed to the plan. These contributions shall be hereafter referred to in the Summary Plan Description as salary reduction. Each participant may elect in writing and submit to the Plan Administrator to have his compensation reduced by a designated percentage, not less than 2%, no more than 15%. The Employer will withhold from your pay the amount you have agreed to have the Employer contribute as salary reduction contributions.

For any calendar year, your salary reduction contributions may not exceed a specific dollar amount determined by the Internal Revenue service. If your salary reduction contributions for a particular calendar year exceed the dollar limitation in effect for that calendar year, the Plan will refund the excess amount, plus any earnings (or loss) allocated to that excess amount. If you participate in another "401(k) arrangement" or in similar arrangements under which you elect to have an employer contribute on your behalf, your total salary reduction contributions may not exceed the dollar limitation in effect for that calendar year. The Form W-2 you receive from each employer for the calendar year will report the amount of your salary reduction contributions for that calendar year under that employer's plan. If your total exceeds the dollar limitation in effect for that calendar year your should decide which plan you wish to designate as the plan with the excess amount. If you designate this Plan as holding the excess amount for a calendar year, you must notify the Administrative Committee of that designation by March 1 of the following calendar year. The Trustee then will distribute the excess amount to you, plus earnings (or loss) allocated to that excess amount.

EMPLOYER'S NON-ELECTIVE CONTRIBUTION - This is the amount that the employer contributes to each participant's account in the same proportion as the participant's salary reduction. These Contributions shall hereafter be referred to in the Summary Plan Description as Employer matching contributions. These contributions are discretionary and will be determined by the employer each year. Currently, the matching contribution is intended to be limited to 100% of the participant's salary reduction or 3% of salary, whichever is less; however, this maximum may be adjusted by the Board of Directors at the end of the plan year. The employer may choose not to make matching contributions for a particular plan year.

For each plan year that the employer makes matching contributions to the plan, the Administrative Committee will allocate this contribution to the separate accounts maintained for participants. The Administrative Committee will base each participant's allocation on the participant's salary reduction amounts and the percent of the match elected by the employer each plan year.

Example:    Participant's salary -                                     $10,000.00
            Salary reduction amount - 5% of salary                         500.00
            Matching contribution - 100% of
            Participant's elective contribution         500.00
            Or 3% of salary                             300.00
                whichever is less
            The matching contribution would be $300.00

EMPLOYER'S NON-ELECTIVE CONTRIBUTION (OTHER THAN EMPLOYER MATCHING CONTRIBUTIONS) hereafter referred to in the Summary Plan description as defined contribution amount. Each plan year, the employer will make defined contributions in the amount determined by the employer at its discretion. The employer may choose not to make defined contributions to the plan for a particular plan year.

For each plan year the employer makes defined contributions to the plan, The Administrative Committee will allocate this contribution to the separate accounts maintained for participants. The Administrative Committee will base your allocation upon your proportionate share of the total compensation paid during the plan year to all participants in the plan.

For example, if your compensation for that plan year is 10% of the total compensation for all participants for that particular plan year, the Administrative Committee will allocate 10-% of the total employer contribution for the plan year to your separate account.

         Example:

                                                          Percent of                Employer's
                                    Salary               Total Salaries      Contribution Allocation
                                    ------               --------------      -----------------------

Employee #1                         $ 10,000.00          .1000%                    $  500.00
Employee #2                           12,000.00          .1200%                       600.00
Employee #3                           14,000.00          .1400%                       700.00
Employee #4                           14,000.00          .1400%                       700.00
Employee #5                           25,000.00          .2500%                     1,250.00
Employee #6                           25,000.00          .2500%                     1,250.00
                                    -----------          ------                    ---------
                                    $100,000.00           100%                     $5,000.00

ALLOCATION OF FORFEITURES. The Plan allocates participant forfeitures as if the forfeitures were Employer contributions for the plan year in which the forfeiture occurs.

COMPENSATION. The Plan defines compensation as the total compensation paid to the employee for services rendered to the Employer, including wages, salary, overtime and bonuses.

In addition, compensation includes any contributions made pursuant to salary reduction agreement under IRS Section 401(k) or Section 125.

CONDITIONS FOR ALLOCATION. Except for termination on account of death, disability or retirement, to be entitled to an allocation of defined contributions amount, you must complete 1,000 hours of service during the plan year and you must be employed by the Employer on the last day of the plan year. The hours of service condition for allocation does not apply to allocations of the following:

salary reduction contribution or employer matching contributions. The employment condition for allocation does not apply to allocations of salary reduction contributions.

The contribution allocations described in this Section (7) may vary for certain employees if the Plan is top heavy. Generally, the Plan is top heavy if more than 60% of the Plan's assets are allocated to the accounts of key employees (certain owners and officers). If the Plan is top heavy, any participant who is not a key employee and who is employed on the last day of the plan year, may not receive a contribution allocation which is less than a certain minimum. Usually that minimum is 3%, but if the contribution allocation for the plan year is less than 3% for all the key employees, the top heavy minimum is the smaller allocation rate. If you are a participant in the Plan, your allocation described in this Section (7) in most cases will be equal to or greater than the top heavy minimum contribution allocation. The Plan also may vary the definition of the top heavy minimum contribution to take into account another plan maintained by the Employer.

The law limits the amount of "additions" (other than trust earnings) which the Plan may allocate to your account under the Plan. Your additions may never exceed 25% of your compensation for a particular plan year, but may be less if 25% of your compensation exceeds a dollar amount announced by the Internal Revenue Service each year. The Plan may need to reduce this limitation if you participate (or have participated) in any other plans maintained by the Employer. The discussion of Plan allocations in this Section (7) is subject to this limitation.

(8) ELIGIBILITY TO PARTICIPATE. To become a participant in the employer defined contributions, an employee must complete one year of service and attain age 21. You do not have to complete any form for entry into the Plan. You will become a Participant on the January 1 or July 1 immediately following your completion of the age and service requirement.

The Plan defines "year of service" as a 12-month period in which you work 1,000 hours of service for the Employer. The first eligibility service period starts on your first day of employment with the Employer. For example, if you begin work on February 15 and work 1,000 hours from that February 15 through the following February 14, you would enter the Plan on January 1 or July 1 immediately following the completion of the one year of service. After the first 12-month eligibility service period, the Plan will measure your eligibility service period on a plan year basis. In the prior example, on a plan year basis, the second 12-month period would begin with the first plan year starting after your February 15 employment date and other 12-month periods would be the following plan years. The Plan will need to measure more than one 12-month period, for example, if you do not complete a year of service in the first 12-month period.

 The example in the prior paragraph assumes you are at least age 21 when you complete the service requirement. If you have not attained age 21 when you complete the service requirement, then you will become a participant in the Plan on the January 1 or July 1 immediately following your attainment of age 21.

If you terminate employment after becoming a Participant in the Plan and later return to employment, you will re-enter the Plan on your re-employment date. Also, if you terminate employment after satisfying the Plan's eligibility conditions but before actually becoming a participant in the Plan, you will become a participant in the Plan on the later of your scheduled entry date or your reemployment date.

SPECIAL RULE FOR PARTICIPATION IN 401(k) ARRANGEMENT. As described in Section
(7), this Plan includes a 401(k) arrangement (salary reduction contributions). For participation in the 401(k) arrangement, you become a Participant on the January 1 following your date of employment and your attainment of age 18.

(9) EMPLOYEE CONTRIBUTIONS. The Plan does not permit nor require you to make employee contributions to the trust fund. "Employee contributions" are contributions made by an employee for which the employee does not receive an income tax deduction. The only source of contributions under the Plan is the annual Employer contribution, including the "Salary reductions" are not "employee contributions" for purposes of the Plan.

(10) VESTING IN EMPLOYER CONTRIBUTIONS. Your interest in the contributions the Employer makes to the Plan for your benefit becomes 100% vested when you attain normal retirement age (as defined in Section (11)). Prior to normal retirement age, your interest in the contributions the employer makes on your behalf become vested in accordance with the following schedule.


                             NON TOP HEAVY SCHEDULE

                                                               PERCENT OF
      YEARS OF SERVICE                                   NONFORFEITABLE INTEREST
      ----------------                                   -----------------------

      Less than 5  ....................................             0%
      5 or more    ....................................           100%



                               TOP HEAVY SCHEDULE

                                                                 PERCENT OF
      YEARS OF SERVICE                                   NONFORFEITABLE INTEREST
      ----------------                                   -----------------------
      Less than 3  ....................................             0%
      3 or more    ....................................           100%


100% VESTING FOR SALARY REDUCTION CONTRIBUTION. The vesting schedule does not apply to your Salary Reduction Contributions described in Section (7). Instead, you are 100% vested at all times in your Salary Reduction Contributions.

VESTING SCHEDULE FOR MATCHING CONTRIBUTIONS. The vesting schedule described above applies to the Employer matching contributions allocated on your behalf, as described in Section (7).

SPECIAL VESTING RULE FOR DEATH OR DISABILITY. If you die or become disabled while still employed by the Employer, your entire plan interest becomes 100% vested, even if you otherwise would have a vested interest less than 100%.

TOP HEAVY VESTING RULE. If the Plan becomes top heavy, a different vesting schedule applies. In the event that schedule becomes effective, the Administrative Committee will notify all participants in writing of the new schedule.

YEAR OF SERVICE. To determine your percentage under a vesting schedule for your Defined Contribution Account, a year of service means a 12-month vesting service period in which you complete at least 1,000 hours of service. The Plan measures the vesting service period as the plan year. If you complete at least 1,000 hours of service during a plan year, you will receive credit for a year of service even though you are not employed by the Employer on the last day of that plan year.

You will receive credit for years of service with the Employer prior to the time the Employer established the Plan and for years of service prior to the time you became a participant in the Plan. For purposes of eligibility and vesting, a period of employment with the Watsontown Bank, Snyder County Trust Company, The Bucktail Bank and Trust Company and Central Pennsylvania Bank shall be counted in computing years of service.

The Plan provides two methods of vesting forfeiture which may apply before a participant becomes 100% vested in his entire interest under the Plan. The primary method of vesting forfeiture is the "forfeiture break in service" rule. The secondary method of forfeiture is the "cash out" rule. Also see Section (15) relating to loss or denial of benefits.

FORFEITURE BREAK IN SERVICE RULE. Termination of employment alone will not result in forfeiture under the Plan unless you do not return to employment with the Employer before incurring a "forfeiture break in service." A "forfeiture break in service" is a period of 5 consecutive vesting service periods in which you do not work more than 500 hours in each vesting service period comprising the 5 year period.

EXAMPLE. Assume you are 0% vested in your account balance. After working 400 hours during a particular vesting service period, you terminate employment and perform no further service for the Employer during the next 4 vesting service periods. Under this example, you would have a "forfeiture break in service" during the fourth vesting service period following the vesting service period in which you terminated employment because you did not work more than 500 hours during each vesting service period of 5 consecutive vesting service periods. Consequently, you would forfeit 100% of your account. If you had returned to employment with the Employer at any time during the 5 consecutive vesting service periods and worked more than 500 hours during any vesting service period within that 5-year period, you would not incur a forfeiture under the "forfeiture break in service" rule.

CASH OUT RULE. If you are 0% vested in your entire interest in the Plan, the Plan will treat you as having received a cash-out distribution of $0. This "distribution" results in a forfeiture of your entire Plan interest. Normally, this forfeiture occurs on the date you terminate employment with the Employer. However, if you are entitled to an allocation of Employer contributions for the plan year in which you terminate employment with the Employer, this forfeiture occurs as of the first day of the next plan year. If you return to employment before you incur a forfeiture break in service, the Plan will restore this forfeiture, as if you repaid a cash-out distribution.

(11) PAYMENT OF BENEFITS AFTER TERMINATION OF EMPLOYMENT. After you terminate employment with the Employer, the time at which the Plan will commence distribution to you and the form of that distribution depends on whether your vested account balance exceeds $5,000.00. If you receive a distribution from the Plan before you attain age 59 1/2, the law imposes a 10% penalty on the amount of the distribution you receive to the extent you must include the distribution in your gross income, unless you qualify for an exception from this penalty. You should consult a tax advisor regarding this 10% penalty. This summary makes references to your normal retirement age. Normal retirement age under this Plan is 65.

If your vested account balance does not exceed $5,000.00, the Plan will distribute that portion to you, in lump sum, as administratively practicable following the close of the plan year in which you terminate your employment with the Employer. You will be given the option to receive your salary reduction account as administratively practicable following the close of the calendar quarter in which you terminate your employment. If you already have attained normal retirement age when you terminate employment, the Plan must make distribution no later than the 60th day following the close of the plan year in which your employment terminates, even if the normal distribution date would occur later. The Plan does not permit you to receive distribution in any form other than a lump sum if your vested account balance does not exceed $5,000.00.

If your vested account balance exceeds $5,000.00, the Plan will commence distribution to you at the time you elect to commence distribution. The Plan permits you to elect distribution as of any distribution date following your termination of employment with the Employer. You will be given the option to receive your salary reduction account as administratively practicable following the close of the calendar quarter in which you terminate your employment.

A "distribution date" under the Plan means each Accounting Date and the first day of each month following the attainment of Normal Retirement Age. You may not actually receive distribution on the distribution date you elect. The Plan provides the Trustee an administratively reasonable time following a particular distribution date to make actual distribution to a participant.

No later than 30 days prior to your earliest possible distribution date, the Administrative Committee will provide you a notice explaining your right to elect distribution from the Plan and the forms necessary to make your election. If you do not make a distribution election, the Plan will commence distribution to you on the 60th day following the close of the plan year in which the latest of the following events occur: (1) your attainment of normal retirement age or
(2) your termination of employment with the Employer. To determine whether your vested account balance exceeds $5,000.00 the Plan normally looks to the last valuation of your account prior to the scheduled distribution date.

With limited exceptions, you may not commence distribution of your vested account balance later than April 1 of the calendar year after the later of:
(1)the calendar year in which the employee reaches ages age 70 1/2 or (2) the calendar year in which the employee retires. A special rule applies to employees who are 5% owners and an actuarial adjustment may apply. If the employer terminates the plan before you receive complete distributions of your vested benefits, the plan might make distributions to you before you otherwise would elect distribution.

Upon Plan termination, if your vested account balance exceeds $5,000, you will receive an explanation of your distribution rights.

For purposes of making a distribution of any portion of your vested account balance, the Plan refers to the latest valuation of your account balance. The Plan requires valuation of the trust fund, and adjustment of participant's accounts, as of the last day of each calendar quarter. In general, the Plan allocates trust fund earnings, gains or losses for a valuation period on the basis of each participant's opening account balance at the beginning of the valuation period, less any distributions and charges to each participant's account during the valuation period.

FORMS OF BENEFIT PAYMENT. If your vested account balance exceeds $5,000, the Plan permits you to elect distribution under any one of the following methods:

         1. lump sum

         2. an annuity, which must be non-transferable

            a. a life annuity

            b. a joint and 100%

            c. a period certain not exceeding beyond the life expectancy of the participant

            d. a period certain not extending beyond the joint and last survivor expectancy of the participant and a designated beneficiary

The benefit payment rules described in Sections (11) through (14) reflect the current Plan provisions. If an Employer amends its Plan to change benefit payment options, some options may continue for those participants or beneficiaries who have account balances at the time of the change. If an eliminated option continues to apply to you, the information you receive from the Administrative Committee at the time you are first eligible for distribution from the Plan will include an explanation of that option.

(12) PAYMENT OF BENEFITS PRIOR TO TERMINATION OF EMPLOYMENT. Other than the post-age 70 1/2 distribution requirement described in Section (11) and hardship distributions under this Section (12), the Plan does not permit you to receive payment of any portion of your account balance, unless you terminate employment with the Employer.

DISTRIBUTIONS FROM YOUR SALARY REDUCTION CONTRIBUTIONS ACCOUNT AND DEFINED CONTRIBUTION ACCOUNT. Prior to your termination of employment with the Employer, you may elect to withdraw all or any portion of your accumulated Salary Reduction if you incur a hardship. A hardship distribution is available only from your Salary Reduction Account. A hardship distribution must be on account of any of the following: (a) deductible medical expenses incurred by the participant, by the participants spouse, or by any of the participant's dependents; (b) the purchase (excluding mortgage payments) of a principal residence for the participant; (c) the payment of post-secondary education tuition, for the next semester or for the next quarter, for the participant or for the participant's spouse, or for any of the participant's dependents; (d) to prevent the eviction of the participant from his principal residence or the foreclosure on the mortgage of the participant's principal residence. To qualify for this hardship distribution, the participant may not make salary reductions or employee contributions to the Plan for the 12-month period following the date of his hardship distribution and a special limitation may apply to the participant's salary reduction in the following taxable year.

The minimum withdrawal shall be $1,000. You must exhaust every other means of obtaining money before requesting a hardship withdrawal.

(13) DISABILITY BENEFITS. If you terminate employment because of disability, the Plan will pay your vested account balance to you in lump sum as soon as possible after you terminate employment because of disability. However, if your vested account balance exceeds $5,000, the disability distribution rules are subject to any election requirements described in Section (11). In general, disability under the Plan means because of a physical or mental disability you are unable to perform the duties of your customary position of employment for a indefinite period which , in the opinion of the Administrative Committee, will be of long continued duration. The Administrative Committee also considers you disabled if you terminate employment because of a permanent loss or loss of use of a member or function of your body or a permanent disfigurement. The Administrative Committee may require a physical examination in order to confirm the disability.

(14) PAYMENT OF BENEFITS UPON DEATH. If you die prior to receiving all of your benefits under the Plan, the Plan will pay the balance of your account to your beneficiary.

The Administrative Committee will provide you with an appropriate form for naming a beneficiary. If you are married, your spouse must consent to the designation of any non-spouse beneficiary. If your vested account balance payable to your designated beneficiary does not exceed $5,000, the Plan will pay the benefit, in lump sum, to your designated beneficiary as soon as administratively practicable after your death. If your vested account balance payable to your designated beneficiary exceeds $5,000, the Plan will pay the benefit to your designated beneficiary, in the form and at the time elected by the beneficiary, unless, prior to your death, you specify the timing and form of the beneficiary's distribution. The benefit payment election generally must complete distribution of your account balance within five years of your death, unless distribution commences within one year of your death to your designated beneficiary.

(15) DISQUALIFICATION OF PARTICIPANT STATUS - LOSS OR DENIAL OF BENEFITS. There are no specific Plan provisions which disqualify you as a participant or which cause you to lose plan benefits, except as provided in Section (7) and (10). However, if you become disabled and do not receive compensation from the Employer, you will not receive an allocation of the Employer's contribution to the Plan during the period of disability. In addition, if your Plan benefits become payable after termination of employment and the Administrative Committee is unable to locate you at your last address of record, you may forfeit your benefits under the Plan. Therefore, it is very important that you keep the Employer apprised of your mailing address even after you have terminated employment. Finally, if the Employer terminates the Plan, which it has the right to do, you would receive benefits under the Plan based on your account balance accumulated to the date of the termination of the Plan. Termination of the Plan could occur before you attain normal retirement age. If the Employer terminates the Plan, your account will become 100% vested, if not already 100% vested, unless you forfeited the non-vested portion prior to the termination date.

The fact that the Employer has established this Plan does not confer any right to future employment with the Employer. Furthermore, you may not assign your interest in the Plan to another person or use your Plan interest as collateral for a loan from a commercial lender.

(16) CLAIMS PROCEDURE. You need not file a formal claim with the Administrative Committee in order to receive your benefits under the Plan. When an event occurs which entitles you to a distribution of your benefits under the Plan, the Administrative Committee automatically will notify you regarding your distribution rights. However, if you disagree with the Administrative Committee's determination of the amount of your benefits under the Plan or with respect to any other decision the Administrative Committee may make regarding your interest in the Plan, the Plan contains the appeal procedure you should follow. In brief, if the Administrative Committee of the Plan determines it should deny benefits to you, the Plan Administrator will give you written notice of the specific reasons for the denial. The notice will refer you to the pertinent provisions of the Plan supporting the Administrative Committee's decision. If you disagree with the Administrative Committee, you, or a duly authorized representative, must appeal the adverse determination in writing to the Administrative Committee within 75 days after the receipt of the notice of denial of benefits. If you fail to appeal a denial within the 75 day period, the Administrative Committee's determination will be final and binding.

If you appeal to the Administrative Committee, you, or your duly authorized representative, must submit the issues and comments you feel are pertinent to permit the Administrative Committee to re-examine all facts and make a final determination with respect to the denial. The Administrative Committee, in most cases, will make a decision within 60 days of a request on appeal unless special circumstances would make the rendering of a decision within the 60 day period unfeasible. In any event, the Administrative Committee must render a decision within 120 days after its receipt of a request for review. The same procedures apply if, after your death, your beneficiary makes a claim for benefits under the Plan.

(17) RETIRED PARTICIPANT, SEPARATED PARTICIPANT WITH VESTED BENEFIT, BENEFICIARY RECEIVING BENEFITS. If you are a retired participant or beneficiary receiving benefits, the benefits you presently are receiving will continue in the same amount and for the same period provided in the mode of settlement selected at retirement. If you are a separated participant with a vested benefit, you may obtain a statement of the dollar amount of your vested benefit upon request to the Plan Administrator. There is no Plan provision which reduces, changes, terminates, forfeits, or suspends the benefits of a retired participant, a beneficiary receiving benefits or a separated participant's vested benefit amount, except as provided in Section (15).

(18) PARTICIPANT'S RIGHTS UNDER ERISA. As a participant in this Plan, you are entitled to certain rights and protections under the Employee Retirement Income Security Act of 1974 (ERISA). ERISA provides that all Plan participants are entitled to:

(a) Examine, without charge, at the Plan Administrator's office and at other specified locations (such as worksites), all Plan documents, including insurance contracts and copies of all documents filed by the Plan with the U.S. Department of Labor, such as detailed annual reports and plan descriptions.

(b) Obtain copies of all Plan documents and other Plan information upon written request to the Plan Administrator. The Plan Administrator may make a reasonable charge for the copies.

(c) Receive a summary of the Plan's annual financial report. ERISA requires the Plan Administrator to furnish each participant with a copy of this summary annual report.


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
(d) Obtain a statement telling you that you have a right to receive a retirement benefit at the normal retirement age under the Plan and what your benefit could be at normal retirement age if you stop working under the Plan now. If you do not have a right to a retirement benefit, the statement will advise you of the number of additional years you must work to receive a retirement benefit. You must request this statement in writing. The law does not require the Plan Administrator to give this statement more than once a year. The Plan must provide the statement free of charge.

In addition to creating rights for Plan participants, ERISA imposes duties upon the people who are responsible for the operation of the employee benefit plan. The people who operate this Plan, called "fiduciaries" of the Plan, have a duty to do so prudently and in the interest of you and other Plan participants and beneficiaries. No one, including your Employer, your union or any other person may fire you or otherwise discriminate against you in any way to prevent you from obtaining a retirement benefit or from exercising your rights under ERISA.

If your claim for a retirement benefit is denied in whole or in part, you must receive a written explanation of the reason for the denial. You have the right to have the Plan review and reconsider your claim.

Under ERISA, there are steps you can take to enforce the above rights. For instance, if you request materials from the Plan and do nor receive the materials within 30 days, you may file suit in a Federal court. In such a case, the court may require the Plan Administrator to provide the materials and pay you up to $100 a day until you receive the materials, unless the material were not sent because of reasons beyond the control of the Plan Administrator. If you have a claim for benefits which is denied or ignored, in whole or in part, you may file suit in a State or Federal court. If it should happen that Plan fiduciaries misuse the Plan's money, or if you are discriminated against for asserting your rights, you may seek assistance from the U.S. Department of Labor, or you may file suit in a Federal court. The court will decide who should pay court costs and legal fees. If you are successful, the court may order the person you have sued to pay these costs and fees. If you loose, the court may order you to pay these costs and fees, for example, if it finds your claim is frivolous.

If you have any questions about your Plan, you should contact the Plan Administrator. If you have any questions about this statement or about your rights under ERISA, you should contact the nearest Area Office of the U.S. Labor-Management Services Administration, Department of Labor.

(19) FEDERAL INCOME TAXATION OF BENEFITS PAID. Existing Federal income tax laws do not require you to report as income the portion of the annual Employer contribution allocated to your account. However, when the Plan later distributes your account balance to you such as upon your retirement, you must report as income the Plan distributions you receive. The Federal tax law may permit you to report a Plan distribution under a special averaging provision. Also, it may be possible for you to defer Federal income taxation of a distribution by making a "rollover" contribution to your own rollover individual retirement account. We emphasize you should consult your own tax adviser with respect to the proper method of reporting any distribution you receive from the Plan.

(20) PARTICIPANT LOANS. This plan does not make loans to participants and beneficiaries.


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